Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2015	2014	2013	2012	2011
Income before (loss) income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$351,675	$350,703	$364,178	$176,379	$291,016
Interest expense
Senior notes payable and other debt	367,114	292,065	249,009	199,801	114,492
Distributions from unconsolidated entities	23,462	6,508	6,641	10,006	3,790
Earnings	$742,251	$649,276	$619,828	$386,186	$409,298
Interest
Senior notes payable and other debt expense	$367,114	$292,065	$249,009	$199,801	$114,492
Interest capitalized	1,671	950	855	1,857	1,233
Fixed charges	$368,785	$293,015	$249,864	$201,658	$115,725

Ratio of Earnings to Fixed Charges	2.01	2.22	2.48	1.92	3.54